Exhibit 99.1

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
matthew@zintelpr.com	mjones@hfgcg.com
310.574.8888	646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Announces New Vice President
for Aladdin eSafe Business Unit

TEL AVIV, Israel June 7, 2006 – Aladdin Knowledge Systems (NASDAQ: ALDN), the leader in Software DRM, identity management, and content security solutions, today announced the appointment of Mr. Tsion Gonen as vice president of the Aladdin eSafe Business Unit. Gonen will lead worldwide sales efforts for eSafe, the award-winning Internet gateway security solution for integrated, proactive content security, spyware and virus protection.

Previous to joining Aladdin, Mr. Gonen was instrumental in significantly increasing revenues and gaining major customers while serving as General Manager and Managing Director of Sony Ericsson Israel and Vice President of international marketing and sales for Emblaze Mobile. He holds a degree in Electrical Engineering from Tel Aviv University.

“eSafe’s proven ability to provide the strongest content security technology at wire speed performance puts us in an excellent position to take a leading role in the security industry,” said Gonen. “We aim to continue and lead the content security market space through product innovation, while leveraging the internet security expertise which the eSafe team has gathered over the last nine years.”

“I am pleased to welcome Tsion Gonen to Aladdin’s management team,” said Yanki Margalit, CEO of Aladdin Knowledge Systems. “Bringing to Aladdin an extensive background in the technology sector and proven sales and management successes, Gonen will add tremendous value during Aladdin eSafe’s continued worldwide sales growth. Additionally, his experience in the telecommunications industry strongly reinforces eSafe’s Mobile Content Security Gateway (MCSG) offering for cell pone providers – a solution already being adopted by cell phone providers around the globe.”

For more information on Aladdin eSafe, visit www.Aladdin.com/eSafe.

About Aladdin

Aladdin Knowledge Systems Ltd. is a global provider of security solutions that reduce software theft, authenticate network users and protect against unwanted Internet and e-mail content, including spam, viruses and spyware. Its security products are organized into two segments: Software Digital Rights Management (DRM) and Enterprise Security. Aladdin’s Software DRM products allow software publishers to protect their intellectual property and increase revenues by reducing losses from software theft and piracy. Its Enterprise Security solutions enable organizations to secure their information technology assets by controlling who has access to their networks (authentication) and what content their users can utilize (content security). Visit the Aladdin Web site at www.Aladdin.com.

©2002-2006 Aladdin Knowledge Systems, Ltd. All rights reserved. Aladdin Knowledge Systems and the Aladdin logo are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd. All other product and brand names mentioned in this document are trademarks or registered trademarks of their respective owners